Contact

www.linkedin.com/in/victor-avi-charles-754394124 (LinkedIn)

Languages

Spanish (Native or Bilingual)
English (Native or Bilingual)
Terrible French (Elementary)
Hebrew (Elementary)

Victor Avi Charles

Co-Founder at Pago (YC S19)
New York, New York, United States

Summary

Just an obsessively persistent and overly curious human being.

_____

Experience

Pago
COO/CFO
October 2018 - Present (5 years)
San Francisco Bay Area

Web3 Super-App for remittances in Latin America.

We're backed by world leading investors, including Y Combinator.

The Life House Group
Operations Lead
February 2018 - September 2018 (8 months)
Greater New York City Area

Life House is one of the fastest growing startups in New York disrupting the hotel and hospitality industry.

Charles Enterprises
CEO
March 2017 - March 2018 (1 year 1 month)
Greater New York City Area

Charles Enterprises (CE) is a global investment vehicle with a focus on digital finance - the emerging cryptocurrency and token-based capital markets.

Over a one year period, CE generated 2x returns for all its investors.

Surbitcoin
COO and Co-Founder
October 2014 - February 2017 (2 years 5 months)
New york

First Bitcoin exchange platform in Latin America serving the Venezuelan market. Founded in 2014

Education

Y Combinator

S19 · (2019 - 2019)

St. Edward's University

Bachelor's Degree, Finance, General · (2009 - 2013)

Latitud

LF4